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                                                            Exhibit 99.B.10(b)



                                  [LETTERHEAD]



                                December 3, 1996

Kemper Aggressive Growth Fund
222 South Riverside Plaza
Chicago, Illinois 60606

Vedder, Price, Kaufman & Kammholz
222 North LaSalle Street
Chicago, Illinois 60601

Ladies and Gentlemen:

        We are furnishing this opinion with respect to the proposed offer and sale from time to time of an indefinite number of shares of beneficial interest (the "Shares") of Kemper Aggressive Growth Fund (the "Fund"), being registered under the Securities Act of 1933, as amended, by a Registration Statement on Form N-1A (the "Registration Statement").

        We have acted as Massachusetts counsel for the Fund in connection with its organization and are familiar with the action taken by its Trustees to authorize the issuance of the Shares of the Fund. We have examined the Fund's records of Trustee action, its By-Laws and its Agreement and Declaration of Trust, as amended to date. We have examined such other documents as we deem necessary for the purposes of this opinion.

        We assume that appropriate action has been or will be taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating sales and offerings of securities and that upon sale of the Shares, the Fund will receive the net asset value thereof.

        Based upon the foregoing, we are of the opinion that:

        1. The Fund is a legally organized and validly existing unincorporated voluntary association under the laws of The Commonwealth of Massachusetts which, unless terminated as provided in its Agreement and Declaration of Trust, shall continue in existence without limitation of time.



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Kemper Aggressive Growth Fund

Vedder, Price, Kaufman & Kammholz      -2-                      December 3, 1996


        2. The Fund is authorized to issue an unlimited number of Shares and upon the issue of any thereof at net asset value after the effectiveness of the Registration Statement and receipt by the Fund of the authorized consideration therefor, the Shares so issued will be validly issued, fully paid, and nonassessable by the Fund.

        The Fund is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts and obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trustees or officers of the Fund. The Agreement and Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable for the obligations of the Fund. Thus, the risk of liability is limited to circumstances in which the Fund would be unable to meet its obligations.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

                                        Very truly yours,




                                        /s/  ROPES & GRAY
                                        -----------------------------------
                                        Ropes & Gray